SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                 Report on Form 6-K for the month of March 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of
                             Form 20-F or Form 40-F.


                             Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __  No X



Enclosures:


1. Novartis licenses Everolimus, the active ingredient in Certican TM, to Guidant for use in drug eluting stents (March 28, 2001)

2 Novartis Consumer Health and Kao have agreed to end joint venture in Japan (March 26, 2002)

3. British study highlights women prefer Femara(R)in advanced breast cancer trial (March 20, 2002)

4. Diovan(R)reduced mortality by 33 per cent in heart failure patients who did not take ACE inhibitors (March 19, 2002)

5. Landmark clinical trial demonstrates Lescol(R)protects against future fatal and non-fatal cardiac events (March 19, 2002)

6.      Two further marketing approvals for Zelnorm(TM)/Zelmac(R)(March 19,
        2002)

7. Novartis' new non-steroid eczema treatment, Elidel(R)cream, approved for use in babies to adults in Denmark (March 18, 2002)

8. New study shows higher long-term cure with continuous Lamisil(R)tablets compared with intermittent itraconazole in treatment of fungal toenail infection (March 14, 2002)

9. Novartis awarded Prix Galien in France for innovative cancer therapy, Glivec(R)(March 12, 2002)

10. Plaintiffs Withdrawal in New Jersey Marks Fifth and Final Dismissal of all Class Actions Filed Against Maker of Ritalin in 2000 (March 7, 2002)

11. New survey results reinforce underdiagnosis and socioeconomic impact of Irritable Bowel Syndrome (IBS) worldwide (March 4, 2002)

                            Investor Relations       Novartis International AG
NOVARTIS [LOGO]                                      CH-4002 Basel
                                                     Switzerland
                                                     Karen J Huebscher, PH.D.
                                                     Tel +41 61 324 8433
                                                     Nafida Bendali
                                                     Tel +41 61 324 3514
                                                     Sabine Moravi, MBA
                                                     Tel + 41 61 324 8989
                                                     Silke Zenter
                                                     Tel +41 61 324 8612
                                                     Francisco Bouzas
                                                     Tel +41 61 324 8444
                                                     Fax + 41 61 324 8844
                                                     Internet Address:
                                                     http://www.novartis.com
--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------

Novartis licenses Everolimus, the active ingredient in Certican TM, to Guidant for use in drug eluting stents

Basel, Switzerland--28 March 2002 - Novartis Pharma AG announced today that it had entered into a worldwide co-exclusive license agreement with Guidant Corporation, granting Guidant rights to utilize the drug everolimus in drug eluting stents for the treatment of coronary and peripheral vascular diseases.

Novartis will provide everolimus to Guidant, supply data to support Guidant filings with regulatory agencies, and receive milestone payments and a royalty on sales of Guidant products utilizing the drug. Pending regulatory approvals, Guidant expects to initiate clinical trials of everolimus-eluting coronary stents later this year.

Everolimus, a new investigational drug, is a potent proliferation inhibitor that targets primary causes of chronic rejection in organ transplantation patients. Guidant and Novartis have independently observed positive results in animal studies evaluating the drug's effectiveness for the prevention of restenosis.

"We welcome this opportunity to collaborate with Guidant on medical innovations that may offer new hope to patients with heart disease," said Thomas Ebeling, CEO, Novartis Pharma AG.

Novartis has completed Phase III human clinical trials evaluating the safety and efficacy of CerticanTM (an orally administered drug containing everolimus), for the prevention of organ rejection in renal and heart transplant recipients.

The foregoing press release contains forward-looking statements that can be identified by terminology such as "will provide," "expects", "offer new hope to patients" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results and assumptions to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the license agreement described above will result in the commercialization of any product in any market. Any such commercialization can be affected by, among other things, uncertainties associated with the development and manufacturing of the treatment, the conduct and results of clinical trials, regulatory actions or delays or government regulations generally, the ability to obtain or maintain patent and other proprietary intellectual property protection, and competition in general, as well as factors discussed in Novartis AG's Form 20-F on file, and other filings with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.


Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                     Novartis International AG
NOVARTIS [LOGO]                                      Novartis Communications
                                                     CH-4002 Basel
                                                     Switzerland

                                                     Tel +41 61 324 2200
                                                     Fax + 41 61 324 3300
                                                     Internet Address:
                                                     http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

Novartis Consumer Health and Kao have agreed to end joint venture in Japan

Basel, 26 March 2002 - Novartis Consumer Health and Kao Corporation have agreed to dissolve their consumer health joint venture, Novartis KAO Co., Ltd., in Japan after one year of commercial presence in the Japanese market. Both parent companies realized that it was in their best interests to dissolve the joint venture as their initial expectations were not likely to be met within the timeframe they had originally agreed upon.

Established in July 2000, the 50/50 joint venture was set up to market consumer health care products, with a main focus on the marketing of over-the-counter
(OTC) products in Japan.

Novartis Consumer Health (NCH) remains committed to expanding its presence in Japan and to bringing leading OTC healthcare products to Japanese consumers. In particular, NCH will explore the many opportunities for potential switches of successful prescription pharmaceuticals to OTC. Also the new OTC business unit structure and strategic focus will help creating new entrepreneurial opportunities and stimulating further growth in key markets.

Novartis Consumer Health (NCH) manufactures, develops and markets a wide range of branded products, designed to restore, maintain or improve consumer and animal health. The NCH business includes OTC (over-the-counter medicines), Infant and Baby (including Gerber), CIBA Vision, Animal Health, and Medical Nutrition, and - until divestment - Health and Functional Food.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                      Novartis International AG
NOVARTIS [LOGO]                                       Novartis Communications
                                                      CH-4002 Basel
                                                      Switzerland

                                                      Tel +41 61 324 2200
                                                      Fax + 41 61 324 3300
                                                      Internet Address:
                                                      http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

British study highlights women prefer Femara(R)in advanced breast cancer trial

Trial designed by independent panel of patients and physicians compares Femara to Arimidex; study presented at major European breast cancer meeting suggests patients' preferences should play greater role in treatment decisions

Barcelona, Spain, 20 March 2002 -- A study designed by an independent patient advocacy group in the United Kingdom - the Information for Patients Research Group (IPRG) comprised of clinicians, patients, nurses and other healthcare professionals - suggests that patient preferences should be considered when determining advanced breast cancer treatment. Presented at the third European Breast Cancer Conference in Barcelona, Spain, the study compared Femara(R) (letrozole) to Arimidex(R) (anastrozole) in postmenopausal women with advanced breast cancer and found that more than twice as many women preferred Femara. The focus of the IPRG is to improve quality of life for patients, and to design clinical trials to ultimately empower patients and increase patient compliance.

"These are exciting results because this is the first trial to prove the credibility of patient preference; the choice of women to continue taking Femara at the end of the trial strongly correlated with a better quality of life and less side effects on this treatment," said Dr. Robert Thomas, consultant oncologist, Addenbrooke's Hospital (Cambridge) and Bedford Hospital NHS Trusts, UK and lead investigator of this study. "The results of this study clearly show the majority of women preferred Femara as it gave them a better quality of life due to fewer side effects."

Study Results
The study analyzed quality of life through measurement of side effects. These side effects included lethargy, hot flushes, headache, joint pains, abdominal discomfort, nausea, appetite, fluid retention, wakefulness and thrombophlebitis. Overall, at the end of the trial, more than twice as many women (Femara 68% vs. Arimidex 32%) preferred to take Femara rather than Arimidex because they felt better overall and experienced fewer hot flushes and less stomach upset. Women generally experienced fewer side effects on Femara, but statistically significant differences were found for lethargy (Femara 8% vs. Arimidex 19%), headache (5% vs. 14%), joint pains (3% vs. 11%), abdominal discomfort (3% vs. 11%), nausea (10% vs. 22%) and poor appetite (2% vs. 8%). The results were reviewed by statisticians at Cambridge University and were considered to be statistically significant.

Study Design
The primary objective of the IPRG study was to compare quality of life associated with the use of Femara and Arimidex - aromatase inhibitors used to treat postmenopausal women with advanced breast cancer. The 72 patients who participated in the trial were divided into two groups. For the first four weeks, one group took Femara while the other group took Arimidex. After a six-day wash out period, the groups took the other therapy for four more weeks. Patient preference was evaluated based on WHO toxicity questionnaires completed by the women at days one, eight and 28 of each treatment. On the last day of each therapy, the women also completed quality of life questionnaires specifically designed and validated for women with breast cancer on hormone therapies. At the end of the study, women completed a patient preference questionnaire, and they were given the opportunity to evaluate the different treatments and decide which treatment they preferred.

This study was designed by the IPRG to evaluate patients' preferences for a particular treatment during approximately nine weeks of therapy; it was not designed to monitor the clinical side effects as would be measured during a trial evaluating a drugs' safety and efficacy. Therefore, the results of this trial should be considered in conjunction with the scientific and medical data of a given therapy.

About Femara
Clinical Data Demonstrate Survival Advantage Compared to Tamoxifen;
Data presented at 2001 San Antonio Breast Cancer Symposium
In a randomised, double-blind study of 907 postmenopausal women designed to compare Femara vs. tamoxifen as first-line therapy in women with locally advanced or metastatic breast cancer, survival rates at one and two years show Femara to have a statistically significant survival advantage compared to tamoxifen. The data also demonstrated that, approximately 5 years after initiation of the study (November, 1996), more women who had begun their therapy on Femara were still alive and free of tumour progression compared to those who started on tamoxifen. In addition, patients taking Femara had a 78% greater chance of responding to treatment than patients treated with tamoxifen, and the chance that their tumours would progress was 30% less with Femara than with tamoxifen.

Pharmacokinetic Data Demonstrates Femara Suppresses Oestrogens Better than Anastrozole;
Data published in February 2002 issue of the Journal of Clinical Oncology
Data from a randomised study comparing the ability of Femara and anastrozole to inhibit total body aromatisation and suppress plasma oestrogen levels in 12 postmenopausal women with metastatic breast cancer showed that Femara more effectively inhibits total body aromatisation and suppresses plasma oestrogen levels compared to anastrozole.

The differences between the two drugs in inhibiting total body aromatisation were statistically significant. Although the clinical relevance of this finding in terms of anti-tumour efficacy is yet to be determined, it must be emphasized that the anti-tumour efficacy of all aromatase inhibitors relies on the suppression of oestrogen production. The results of this study document that in terms of oestrogen suppression, Femara reduces oestrogen production significantly better than anastrozole.

Femara, an aromatase inhibitor, is an oral once-a-day first-line treatment for postmenopausal women with hormone receptor positive or hormone receptor unknown locally advanced or metastatic breast cancer. Femara is currently available in more than 75 countries world-wide. Femara also is approved as neo-adjuvant (pre-operative) therapy in more than 25 countries around the world.

Impact of Breast Cancer
More than 200,000 women in Europe are diagnosed with breast cancer each year, accounting for more than 28% of all cancers among European women. The overall lifetime risk of developing breast cancer for women is one in nine, representing 20-25% of all malignancies in European women.

Femara is contraindicated for patients with known hypersensitivity to letrozole or any Femara excipients. Adverse reactions with Femara in the first-line study were generally mild to moderate and were consistent with those seen in the second-line studies. The most commonly reported adverse events for Femara vs. tamoxifen were bone pain (22% vs. 21%), hot flushes (19% vs. 16%), back pain (18% vs. 19%), nausea (17% vs. 17 %), dyspnoea or laboured breathing (18% vs. 17%), arthralgia (16% vs. 15%), fatigue (13% vs. 13%), coughing (13% vs. 13%)
and constipation (10% vs. 11%). Femara may cause foetal harm when administered to pregnant women. The incidence of peripheral thromboembolic events, cardiovascular events and cerebrovascular events was <=2%. There is no clinical experience to date on the use of Femara in combination with other anticancer agents.

The foregoing release contains forward-looking statements that can be identified by terminology such as "the first trial to prove", "exciting result", "should be", "may", "potential" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Femara to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's expectations regarding further commercialisation of Femara could be affected by, among other things, additional analysis of data; new data; regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                            Investor Relations       Novartis International AG
NOVARTIS [LOGO]                                      CH-4002 Basel
                                                     Switzerland
                                                     Karen J Huebscher, PH.D.
                                                     Tel +41 61 324 8433
                                                     Nafida Bendali
                                                     Tel +41 61 324 3514
                                                     Sabine Moravi, MBA
                                                     Tel + 41 61 324 8989
                                                     Silke Zenter
                                                     Tel +41 61 324 8612
                                                     Francisco Bouzas
                                                     Tel +41 61 324 8444
                                                     Fax + 41 61 324 8844
                                                     Internet Address:
                                                     http://www.novartis.com
--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------

Diovan(R)reduced mortality by 33 per cent in heart failure patients who did not take ACE inhibitors

New findings from Val-HeFT presented at American College of Cardiology meeting

Basel, Switzerland, 19 March 2002 - Findings released today by Valsartan Heart Failure Trial (Val-HeFT) investigators demonstrate valsartan, an angiotensin II receptor blocker (ARB), significantly reduced mortality by 33.1 per cent1 and morbidity by 44 per cent (risk ratios 0.67 and 0.56, respectively) compared with placebo in a cohort of heart failure patients who also took standard heart failure therapies, but not ACE inhibitors.2 Findings were presented today at the American College of Cardiology (ACC) Scientific Sessions by Professor Aldo Maggioni, Val-HeFT investigator, from the GISSI Group, coordinated by the Italian Association of Hospital Cardiologists (ANMCO) and the Istituto di Ricerche Farmacologie, Mario Negri, Italy.

"Val-HeFT is a landmark trial that showed valsartan led to unprecedented improvements in heart failure patients who were already taking standard treatments with proven benefits as prescribed by their individual physicians," said Professor Maggioni. "Subsequent analysis showed valsartan not only reduced morbidity but dramatically improved survival in patients whose physicians chose not to prescribe ACE inhibitors. These data are critical because it provides insight into the independent effects of valsartan in the absence of the most commonly prescribed available heart failure treatment."

In Val-HeFT, 366 study patients were not prescribed ACE inhibitors by their physicians. Analysis of these patients showed a significant reduction in mortality (p=0.02) and morbidity (p=0.0002) in patients who took Diovan (n=185) compared with those who took placebo (n=181) along with their other types of prescribed heart failure therapy.1

Findings on secondary endpoints in the subgroup of patients not taking ACE inhibitors were also consistently positive, indicating favourable effects on disease progression.2 These secondary findings included significant reductions in hospitalisations for heart failure (p=0.01), significant improvements in ejection fraction (p=0.0004), and significant reductions in brain natriuretic peptide (BNP) (p=0.0004), a neurohormonal marker for heart failure.2

"The new Val-HeFT analysis underscores the cardioprotective benefits of Diovan in the management of heart failure" said Joerg Reinhardt, Global Head Pharma Development, Novartis Pharma AG. "Novartis is committed to developing Diovan across the full spectrum of cardiovascular disease."

A landmark study of 5,010 patients in 302 centres in 16 countries, Val-HeFT studied the effects of valsartan in heart failure patients also taking established therapies, which included beta blockers, diuretics, digoxin and ACE inhibitors.2

Val-HeFT was the largest study ever conducted in heart failure. Overall findings of Val-HeFT, published in the New England Journal of Medicine1 demonstrated valsartan significantly reduced morbidity by 13.2 per cent (p=0.009) and hospitalisation for heart failure by 27.5 per cent (p<0.001) in patients already receiving prescribed therapy. Previously released findings also showed valsartan significantly improved ejection fraction (p=0.001), NYHA functional class (p<0.001) and clinical signs and symptoms of heart failure. Patients taking valsartan also experienced a significantly better quality of life (p=0.005).* The rate of all-cause mortality was similarly low in the two groups.1 The benefits demonstrated in Val-HeFT did not appear to extend to the subgroup of patients taking Diovan in combination with both an ACE inhibitor and a beta blocker.2

Heart failure is currently the fastest growing cardiovascular disease in the world and the most common reason why the elderly are hospitalised. An estimated 20 million people worldwide suffer from this devastating condition.

Diovan is already approved for first-line treatment of high blood pressure in more than 80 countries, including the US, and is one of the fastest growing agents among the top 10 branded prescription medications for this condition. An estimated three million patients worldwide take Diovan for high blood pressure.

Diovan is supported by the world's largest clinical trial programme with an ARB. Besides Val-HeFT, other trials examining the effect of Diovan beyond its existing indication for hypertension include VALUE (high-risk patients with hypertension), VALIANT (post-myocardial infarction patients), and NAVIGATOR (patients with impaired glucose tolerance at high risk for cardiovascular events).

This release contains certain "forward-looking statements", relating to the business of Novartis, which can be identified by the use of forward-looking terminology such as "reduced mortality", "unprecedented improvements", "dramatically improved survival", "consistently positive", "favourable effects", "significant improvements", "cardioprotective", "full spectrum", "fastest growing", "estimated or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned data will result additional regulatory approvals for Diovan or in increased sales of Diovan. Any such commercialization can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                       ###


*compared with patients taking placebo and prescribed therapy as evaluated by the Minnesota Living with Heart Failure Questionnaire, a standard assessment


1 Cohn, Jay, "A Randomized Trial of the Angiotensin-Receptor Blocker Valsartan in Chronic Heart Failure," N Engl J Med, Vol. 345, No. 23, December 6, 2001.

2 Maggioni, Aldo et. al, "Effects of Valsartan on Morbidity and Mortality in HF
        Patients not

                             Investor Relations       Novartis International AG
NOVARTIS [LOGO]                                       CH-4002 Basel
                                                      Switzerland
                                                      Karen J Huebscher, PH.D.
                                                      Tel +41 61 324 8433
                                                      Nafida Bendali
                                                      Tel +41 61 324 3514
                                                      Sabine Moravi, MBA
                                                      Tel + 41 61 324 8989
                                                      Silke Zenter
                                                      Tel +41 61 324 8612
                                                      Francisco Bouzas
                                                      Tel +41 61 324 8444
                                                      Fax + 41 61 324 8844
                                                      Internet Address:
                                                      http://www.novartis.com
--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------

Landmark clinical trial demonstrates Lescol(R) protects against future fatal and non-fatal cardiac events

First statin to show protective effects in revascularized patients in a prospective study

Basel, 19 March, 2002 - A landmark clinical trial presented at the American College of Cardiology (ACC) has demonstrated that treatment with Lescol(R) (fluvastatin sodium) 80 mg/day (administered as 40 mg twice daily) in patients who have undergone their first coronary surgical procedures for heart disease, known as percutaneous coronary interventions (PCI), significantly protects against future fatal or non fatal cardiac events. The Lescol Intervention Prevention Study (LIPS) results demonstrate that treatment with Lescol 80 mg significantly reduced the risk of major adverse cardiac events by 22% as compared with placebo (P=0.013). Major adverse cardiac events were defined as cardiac death, nonfatal myocardial infarction, coronary artery bypass grafting or repeat percutaneous coronary intervention.

LIPS is the first prospectively designed, placebo controlled trial in this target population to demonstrate that cholesterol-lowering treatment with a drug of the statin class prevents future fatal or non-fatal cardiac events. It is an international study, supported by Novartis, that followed 1677 patients recruited from 57 centers in 10 countries (Europe, Canada, and Brazil) for 3 to 4 years. Patients were randomized to receive either Lescol 80 mg/day or placebo before hospital discharge after their first PCI coronary surgical procedure.

"The LIPS data show for the first time in a prospective trial in patients with heart disease who undergo their first coronary PCI surgical procedure that we can prevent fatal or non fatal cardiac events in this target population with statin treatment. While these procedures are very effective in patients with heart disease, there has been a tremendous need to improve long-term success rates. Moreover, the LIPS results support the recommendation to initiate lipid-lowering treatment with statins in patients undergoing their first coronary PCI surgical procedure as early as before hospital discharge" said Principal Investigator, Patrick WJC

Serruys, MD, PhD, Professor of Interventional Cardiology at Erasmus University Hospital, Rotterdam, The Netherlands.

Worldwide percutaneous coronary interventions were 1.8 million in 2001 growing at +8.8% per year1. The procedures include balloon angioplasty, stent placement, rotational or directional atherectomy, and laser ablation, and are performed to open clogged arteries. While 90% of patients who undergo the procedures have immediate improvement in the chest pain known as angina, 66% of patients die or have a cardiac event within 10 years of surgery 2.

In certain groups of high-risk patients in LIPS, the benefits of Lescol were even more pronounced. Patients with diabetes (12% of the total study population), experienced a 47% risk reduction compared with placebo (P=0.041), while those with multivessel disease (37% of the total study population), experienced a 34% risk reduction compared with placebo (P=0.011).

Levels of harmful LDL cholesterol were significantly reduced with Lescol treatment to mean levels below 100 mg/dL (2.6 mmol/L) throughout the course of the study. LIPS data thus support the NCEP ATP III guidelines to lower LDL cholesterol to below the target level of 100 mg/dL (2.6 mmol/L) in all patients after a percutaneous coronary intervention.

Data from LIPS also underscore the excellent safety profile of Lescol. In LIPS, there were no significant elevations of creatine phosphokinase (CPK) over the 3-4 years of follow up above 10x ULN (elevated CPK is an indication of muscle breakdown which is a potential side effect of the statin class of drug). These safety data match those from a recent analysis involving 9,000 patients of all randomised, controlled clinical trials with Lescol/Lescol XL(R) administered as monotherapy, in which the rate of clinically relevant CPK elevations was not significantly different at any Lescol dose than in patients receiving placebo3.

Novartis introduced Lescol extended-release, once-daily 80 mg formulation in 2000 (Lescol XL), which has been shown in trials to provide effective lipid management, with reductions of 38% in harmful LDL-cholesterol, up to 31% in triglycerides and increases of up to 21% in favorable HDL-cholesterol4.

This release contains certain "forward-looking statements", relating to the business of Novartis, which can be identified by the use of forward-looking terminology such as " class prevents future fatal or non-fatal cardiac events", " effective lipid management", or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


References:
1 [J.P.Morgan Securities Inc. ]
2 Ruygrok  PN, de Jaegere  PT, van  Domburg  RT, et al.  Clinical  outcome 10 years after attempted percutaneous transluminal coronary angioplasty in 856 patients. Am Coll Cardiol. 1996;27:1669-1677.
3 Benghozi et al. Frequency of creatinine kinase elevation during treatment with fluvastatin.  Am J Card 2002, Jan 15.
4 Ballantyne et al: Efficacy and Tolerability of Fluvastatin  Extended-Rleases
  Delivery System: A Pooled Analysis. Clinical Therapeutics 2001, No 2, Vol 23, p177-192

                             Investor Relations       Novartis International AG
NOVARTIS [LOGO]                                       CH-4002 Basel
                                                      Switzerland
                                                      Karen J Huebscher, PH.D.
                                                      Tel +41 61 324 8433
                                                      Nafida Bendali
                                                      Tel +41 61 324 3514
                                                      Sabine Moravi, MBA
                                                      Tel + 41 61 324 8989
                                                      Silke Zenter
                                                      Tel +41 61 324 8612
                                                      Francisco Bouzas
                                                      Tel +41 61 324 8444
                                                      Fax + 41 61 324 8844
                                                      Internet Address:
                                                      http://www.novartis.com
--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------

Two further marketing approvals for Zelnorm(TM)/Zelmac(R)

Green lights for Novartis' new IBS therapy in Canada and Brazil

Basel, 19 March 2002 - Novartis announced today that Health Canada's Therapeutic Products Directorate has granted marketing authorization for Zelnorm(TM) (tegaserod)*, for the symptomatic treatment of irritable bowel syndrome (IBS) in women whose main symptoms are abdominal pain/discomfort and constipation. The company also announced that the Brazilian Regulatory Authority, ANVISA, has granted marketing authorisation for Zelmac(R) (tegaserod) for the treatment of abdominal pain/discomfort, bloating and constipation.

"Zelnorm/Zelmac is the first medication clinically proven to offer relief from the multiple symptoms of IBS," said Thomas Ebeling, CEO, Novartis Pharma AG. "These positive decisions further support the promise of Zelnorm/Zelmac as a future treatment of choice for both physicians and patients."

Canadian approval The prevalence of IBS in Canada ranges from 6-13.5%(1,2), with two-thirds of sufferers being female.(1) Zelnorm is the first single effective therapy available in Canada to treat the multiple symptoms of IBS, which include abdominal pain/discomfort, bloating and altered bowel function.

"There are very few treatment options for patients suffering from Irritable Bowel Syndrome," said Gervais Tougas, MD, Head of GI Services, St Joseph's Healthcare and Associate Professor of Medicine, McMaster University, Hamilton, Canada. "Tegaserod targets many of the symptoms that so far we have had difficulty treating, in particular pain, bloating and constipation. The approval of tegaserod in Canada represents an important new alternative for physicians treating this debilitating condition."

Brazilian approval
The prevalence of IBS in Brazil ranges from 8.7% - 17.0% with 58.6% of sufferers being female.(3) In Brazil, Zelmac will be available to treat the multiple symptoms of IBS, which include abdominal pain/discomfort, bloating and altered bowel function.

"The approval of Zelmac in Brazil brings hope to the many patients suffering from the chronic, debilitating symptoms of IBS with predominance of constipation," said Carlos Fernando Francisconi, MD, FACG, Associate Professor in Internal Medicine, Department of Gastroenterology at Universidade Federal do Rio Grande do Sul and PUC Rio Grande do Sul, Chief of Gastroenterology Divison at Hospital das Clinicas de Porto Alegre. "I am optimistic that this product will significantly improve the quality of life of thousands of Brazilian women."


About Zelnorm/Zelmac
Zelnorm/Zelmac is now approved in more than 20 countries to include Australia, Switzerland and several other Latin American countries. Novartis continues to work with the US Food and Drug Administration and the European Agency for the Evaluation of Medicinal Products to help bring the benefits of this important new therapy to patients in need.

Clinical Data The approvals of Zelnorm/Zelmac are based on clinical trials involving more than 4500 patients. Throughout the trials two-thirds of patients treated with Zelnorm experienced overall symptom relief, including improvements in abdominal pain/discomfort, bloating and constipation.(4) The majority had relief within one week.(5) The drug was well tolerated with an adverse event profile similar to that of placebo, with the exception of headache and diarrhea, which in most cases was mild and transient(6,7). Discontinuations based on adverse events were 6.4% for the Zelnorm-treated group compared with 4.6% for the placebo group in the final trial.(4)

The foregoing press release contains certain forward-looking statements related to the business of Novartis, which can be identified by the use of forward-looking terminology such as "will", "improve", "further supports the promise", "future treatment of choice", "first single effective therapy", "an important new alternative" "help bring the benefits", "an important new therapy", or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with tegaserod to be materially different from any future results, performance or achievements expressed or implied by such statements. Management's expectation regarding the commercial potential of tegaserod in any market could be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

----------------------------------
References:

1. Thompson WG, et al. Functional GI disorders in Canada: first population-based survey using Rome II criteria with suggestions for improving the questionnaire. Dig Dis Sci 2002;47:225-235.
2. Bentkover JD, et al. The economic burden of irritable bowel syndrome in Canada. Can J Gastroenterol 1999;13(Suppl A):89A-96A.
3. Quilici F.A., Andre S.B. Sindrome do Intestino Irritavel - Um consenso nacional. Lemos Editorial, Sao Paulo , Brazil, 2000.
4. Mueller-Lissner S, et al. Tegaserod, a 5-HT4 partial agonist, relieves symptoms in irritable bowel syndrome patients with abdominal pain, bloating and constipation. Aliment Pharmacol Ther 2001;16:1655-66.
5. Integrated summary of efficacy. January 2000. Novartis, data on file.
6. Lefkowitz M, et al. Tegaserod provides relief of symptoms in female patients with irritable bowel syndrome (IBS) suffering from abdominal pain and discomfort, bloating and constipation. (Abstr).
   Gastroenterology 2001;120:A104.
7. Integrated summary of safety. December 2000. Novartis data on file.

                                      # # #

                             Investor Relations       Novartis International AG
NOVARTIS [LOGO]                                       CH-4002 Basel
                                                      Switzerland
                                                      Karen J Huebscher, PH.D.
                                                      Tel +41 61 324 8433
                                                      Nafida Bendali
                                                      Tel +41 61 324 3514
                                                      Sabine Moravi, MBA
                                                      Tel + 41 61 324 8989
                                                      Silke Zenter
                                                      Tel +41 61 324 8612
                                                      Francisco Bouzas
                                                      Tel +41 61 324 8444
                                                      Fax + 41 61 324 8844
                                                      Internet Address:
                                                      http://www.novartis.com
--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------

Novartis' new non-steroid eczema treatment, Elidel(R)cream, approved for use in babies to adults in Denmark

Denmark becomes the first country in Europe to approve Elidel cream Novartis to apply to other EU countries in 2002 for marketing authorization

Basel, 18 March 2002 - Novartis announced today that its new atopic eczema treatment, Elidel(R) (pimecrolimus), has become the first non-steroid prescription cream approved for patients from as young as 3 months of age through to adulthood. The Danish Medicines Agency is the first health authority in Europe to approve Elidel cream for the itching skin condition which is also known as atopic dermatitis. Novartis will seek approvals in other European countries during 2002 under the Mutual Recognition Procedure, and elsewhere around the globe.

"We are delighted with this decision. Elidel is the first non-steroid prescription cream to be approved for treating eczema in babies, children and older patients, and does not carry the risk of steroid-associated side effects such as thinning of the skin. We believe Elidel represents the most significant advance in treating eczema since topical corticosteroids were introduced more than 50 years ago." said Thomas Ebeling, Chief Executive Officer of Novartis Pharma AG. "Eczema is an increasingly prevalent condition, with the number of reported cases having risen by 30% over the last 30 years."

About 23% of people in Denmark, and one in five in the Western world, suffer at some time in their life from eczema, an incurable disease characterized by red, itching skin that can ooze and crust in its most severe form. While most patients, about 60%, grow out of the condition by their late teens, others suffer throughout their lives.

Elidel cream is expected to be available in Denmark around mid-year. It is indicated for the short-term treatment of the signs and symptoms of atopic eczema and intermittent long-term treatment to prevent progression to flares in patients aged 3 months and above. It is approved for use in patients in whom conventional topical corticosteroid therapy is not advisable because of potential risks, or in patients who are not adequately responsive to, or are intolerant of, conventional topical corticosteroid therapy.

"The approval of Elidel for use in babies is particularly welcome because eczema is a condition that typically begins in infancy, with half of all eczema patients being diagnosed before their first birthday. Elidel will give us the option to control atopic eczema in the long term without running the risk of the side effects associated with steroids. This is a remedy that doctors will welcome and I am sure patients will too," said Professor Kristian Thestrup-Pedersen, a world expert on atopic eczema and Professor of Dermatology at the Marselisborg Hospital in Aarhus, Denmark.

The Danish approval is based on clinical trials involving more than 2000 patients which showed that Elidel cream can reduce itching within the first 3 days of treatment. When applied at the first signs or symptoms of eczema, Elidel cream has also been shown to reduce the incidence of flares (severe redness and swelling, which may be accompanied by oozing and crusting of the skin) in 70% of infants (aged 3-23 months) and in 61% of children aged 2-17 years over 6 months. In adults, 49% of those treated with Elidel cream were able to control their eczema over six months without any steroids.

Elidel cream may be used on all skin surfaces, including delicate areas such as the face, neck and skin folds. The most common side effect reported on the skin was a mild to moderate, transient feeling of warmth or burning (occurring in 7% of pediatric patients aged 3 months to 17 years and in 15% of adults). Other common side effects included headache and cold-like symptoms. These effects were temporary and their occurrences were comparable to those experienced by patients on vehicle (placebo) cream.

Elidel cream has already been approved in the USA for patients over 2 years of age, and is due to be launched there this month. Novartis is in discussion with the US Food and Drug Administration to submit long-term data to support a licence for use in patients under 2 years.

Elidel cream was discovered by Novartis scientists in Vienna, Austria. Its active ingredient is pimecrolimus, which is derived from ascomycin, a natural substance produced by the fungus Streptomyces hygroscopicus var. ascomyceticus. A skin-selective inflammatory cytokine inhibitor, Elidel cream works by selectively blocking the synthesis and release of inflammatory cytokines from T cells in the skin. It is these cytokines that trigger processes leading to the inflammation, redness and itching associated with eczema.

This press release contains forward looking statements which can be identified by the use of forward-looking terminology such as "new treatment," "first... to approve," "will seek approval," "is expected," "will welcome," "can reduce," or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialization of Elidel cream in any market. Any such commercialization can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in Novartis AG's Form 20F filed with the Securities and Exchange Commission. Any of these and other factors can cause the actual results to differ materially from the expected or predicted results.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                                     Novartis International AG
NOVARTIS [LOGO]                                      Novartis Communications
                                                     CH-4002 Basel
                                                     Switzerland

                                                     Tel +41 61 324 2200
                                                     Fax + 41 61 324 3300
                                                     Internet Address:
                                                     http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

New study shows higher long-term cure with continuous Lamisil(R) tablets compared with intermittent itraconazole in treatment of fungal toenail infection

Novartis' Lamisil confirms its superior clinical efficacy in longest follow-up study in toenail onychomycosis

Basel, 14 March 2002 - Novartis announced today the results of a long-term head-to-head study of Lamisil(R) (terbinafine hydrochloride) and itraconazole, evaluating cure and relapse rates in toenail onychomycosis (fungal nail infection). The study, reported in the Archives of Dermatology, confirms that continuous therapy with Lamisil tablets is significantly more effective and offers lower rates of relapse in the long term than treatment with intermittent itraconazole.

"The findings from this study demonstrate that patients with toenail onychomycosis taking Lamisil, are more likely to remain fungus-free with a decreased likelihood of relapse over the long term, compared with patients treated with itraconazole," said Bardur Sigurgeirsson, Lead Author of the study and Assistant Professor of Dermatology at the University of Iceland and National University Hospital in Reykjavik, Iceland. "This is welcome news for the millions of patients world-wide who suffer from this infection."

The Lamisil versus Itraconazole in Onychomycosis Icelandic Extension Study (L.I.ON. I.E.S.) showed that significantly more patients treated with Lamisil (46%, p<0.001) remained mycologically cured at the end of the 54-month follow-up without a second intervention(1) treatment compared with itraconazole (13%). Mycological and clinical relapse rates were also significantly lower with Lamisil (23% and 21% respectively) compared with itraconazole-treated patients (53% and 48% respectively). Of the 72 patients who received Lamisil treatment as second intervention, 88% achieved mycological cure(2) and 76% clinical cure(3).

The L.I.ON. I.E.S. study represents the longest prospective blinded follow-up study of patients treated for toenail onychomycosis. Its primary efficacy endpoint was the proportion of patients who remained mycologically cured at the end of the L.I.ON. I.E.S. follow-up, without requiring second intervention treatment with Lamisil. The L.I.ON. I.E.S. study is an extension of the L.I.ON. study, originally published in April 1999 in the British Medical Journal (BMJ) which followed 496 patients over 18 months. During the L.I.ON. study, patients received either Lamisil (250 mg/day) or itraconazole (400 mg/day for one week in every four) over a total period of 12 or 16 weeks. The L.I.ON. study showed that mycological cure rates in the 12-week treatment groups were 76% with Lamisil, compared with 38% among itraconazole-treated patients (p<0.0001), at the end of the 18-month follow-up.

The L.I.ON. I.E.S. study followed 151 patients from the original L.I.ON. study for a median duration of 54 months. Patients who entered this extension study who were not cured at month 18 of the L.I.ON. study or experienced relapse/reinfection, were offered an additional course of Lamisil treatment (250 mg/day for 12 weeks), defined as second intervention.

"More than 19 million patients world-wide have benefited from the use of Lamisil to treat onychomycosis. These results confirm that Lamisil is the most effective cure for this infection," said Thomas Ebeling, CEO of Novartis Pharma. "We believe this long-term follow-up data is of clinical significance to the physicians making treatment decisions."

The forgoing press release contains forward-looking statements, which can be identified by terminology such as "long-term cure," "shows that," "significantly more effective," "more likely," "welcome news," "study showed," "we believe," or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trial will result in the commercialisation or the continuing commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in Novartis AG's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

1 Second intervention (an additional course of Lamisil treatment) was offered to patients from either of the treatment groups who did not achieve clinical cure at the end of the 18 month follow-up of the L.I.ON. study
2 Mycological cure is defined as negative results on both microscopy and culture of samples taken from the target toenail
3   Clinical cure is defined as 100% normal appearing nail

                                                       Novartis International AG
                                                       Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

Novartis awarded Prix Galien in France for innovative cancer therapy, Glivec(R)

First time award given two years in a row to same pharmaceutical company in one country; 12th Prix Galien overall for Novartis

Basel, 12 March 2002 - Novartis has been awarded the prestigious Prix Galien in France for the second year in a row, marking the first time that the same pharmaceutical company has won this distinction for two years in succession. This is the 12th time Novartis has been awarded the Prix Galien award for innovative therapies. The winning compound this year is Glivec(R) (imatinib)(1), a treatment for patients with chronic myeloid leukemia (CML). Glivec, a signal transduction inhibitor, is one of the first cancer drugs to be developed using rational drug design, based on an understanding of how some cancer cells work.

"Winning twelve Prix Galien awards, and winning twice in a row in France, is a major accomplishment for Novartis," said Thomas Ebeling, CEO of Novartis Pharma. "It is especially rewarding to win the award for Glivec. This is a drug that the entire company worked very hard to bring to market and it offers CML patients real hope against their cancer."

About Glivec
Glivec targets the activity of a type of enzyme, called tyrosine kinases, which play an important role within certain cancer cells. It works by inhibiting the the abnormality that characterizes CML in most patients. Additionally, the activity of one of the tyrosine kinases that Glivec has been shown to inhibit, known as c-kit, is thought to drive the growth and division of most GISTs.

Glivec was approved in the EU on 7 November 2001 for its initial treatment of chronic myeloid leukemia (CML) in chronic phase after failure of interferon-alpha therapy, or in accelerated phase or blast crisis. To date, Novartis has received marketing clearance for Glivec for the CML indication in the European Union and more than 60 countries. The effectiveness of Glivec is based on overall hematologic and cytogenetic response rates. There are no controlled trials demonstrating a clinical benefit, such as improvement in disease-related

(1) Outside the US: Glivec (imatinib); in the US: Gleevec(TM)(imatinib mesylate) symptoms or increased survival. In the treatment of CML, it is designated as an Orphan Drug in the United States, European Union and Japan. Novartis received a positive opinion for Glivec for the treatment of adult patients with Kit (CD
117) positive unresectable and/or metastatic malignant gastrointestinal stromal tumors (GIST) from the Committee for Proprietary Medicinal Products (CPMP) in the EU on 22 February 2002. Glivec was also granted Orphan Drug designation by the European Union (EU) and the US for GIST.

About the Prix Galien
The Prix Galien recognizes innovative therapeutic drugs that have made a substantial improvement in therapy. The prize is sponsored by medical media from different countries including Germany, France, Canada, and, since 2001, the United States. An independent jury consisting of top researchers and opinion leaders decides the winner. Since 1970, Novartis has received 12 Prix Galien in six countries for the innovative therapies Rimactan(R), Parlodel(R), Sandimmune(R), Sandostatin(R), Simulect(R), Visudyne(R) (for which France won the award last year) and now Glivec(R).

The foregoing release contains forward-looking statements that can be identified by terminology such as "offers CML patients real hope," or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Glivec to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's ability to ensure satisfaction of the FDA's further requirements is not guaranteed and management's expectations regarding further commercialization of Glivec could be affected by, among other things, additional analysis of data; new data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #

                                            Novartis Pharmaceuticals Corporation
                                            One Health Plaza
                                            East Hanover, NJ 07936-1080

                                            Tel    973 781 8300
                                            Internet Address:
                                            http://www.pharma.us.novartis.com

--------------------------------------------------------------------------------
                  MEDIA RELEASE o MEDIA RELEASE o MEDIA RELEASE
--------------------------------------------------------------------------------

Plaintiffs Withdrawal in New Jersey Marks Fifth and Final Dismissal of all Class Actions Filed Against Maker of Ritalin in 2000

BERGEN COUNTY, NJ, MARCH 7, 2002 - Novartis Pharmaceuticals Corporation, manufacturers of Ritalin(R) (methylphenidate) announced today plaintiffs involved in New Jersey class action litigation have filed a voluntary notice of dismissal. This action brings to a close the fifth and final of all similar class action lawsuits filed against the company in 2000. On October 26, 2001, Honorable Charles Walsh of the Superior Court of New Jersey in Bergen County ruled from the bench that the plaintiffs' claim was insufficient and gave them 90 days to refile a more specific claim. Plaintiffs filed the notice of dismissal after the deadline for the submitting their revised complaint had passed. The lawsuit in New Jersey claimed Novartis conspired with the American Psychiatric Association (APA) and Children and Adults with Attention-Deficit/Hyperactivity Disorder (CHADD) to promote the diagnosis of Attention-Deficit/Hyperactivity Disorder (ADHD).

"We are extremely pleased with the plaintiffs' decision," said Novartis General Counsel, Dorothy Watson. "This action, and the fact that all five of the class action lawsuits have been dismissed, sends a strong message that the decision of how to treat ADHD is between the parent, patient and physician, and has no place in the courts."

The first dismissal of a class action suit of this type occurred in California on April 23, 2001. U.S. District Judge Rudi Brewster dismissed the suit under California's anti-SLAPP statute -- a statute designed to weed out of the court system at their inception, lawsuits which are in reality political actions designed to intimidate defendants from exercising their First Amendment rights. Judge Brewster dismissed the suit stating that the defendants' speech is "protected under both the United States and California Constitutions" and that plaintiffs "failed to state a cause of action." In addition to dismissing the suit, the court also ordered that the plaintiffs pay the legal fees for Novartis, APA and CHADD. Plaintiffs have appealed Judge Brewster's decision.

On May 18, a Texas judge also dismissed a similar class action suit filed in that state. U.S. District Judge Hilda G. Tagle found that the plaintiffs in that class action failed to state their claims of fraud and conspiracy with sufficient particularity. Additionally, she found that the plaintiffs' vague mentions of side effects in their complaint failed to state a legal claim. The plaintiffs had until June 20 to appeal the ruling; however, they did not do so.

On July 5, plaintiffs involved in class action litigation in Florida alerted the court of their intent to dismiss the class action that had been filed in Orlando. In a related action on August 16, plaintiffs involved in litigation in Puerto Rico notified the court of their intent to dismiss the lawsuit in San Juan. The dismissal in New Jersey represents the fifth and final class action lawsuit to be dismissed.

Contrary to the position advanced in the lawsuits, ADHD is a real and serious disorder. It is a well-established and valid diagnosis recognized by the leading medical authorities in the U.S., including the American Medical Association, American Psychiatric Association, American Academy of Pediatrics, the U.S. Food and Drug Administration and the U.S. Surgeon General.

Ritalin has been shown to be an effective and safe medication for more than 45 years and has been scientifically evaluated in more than 200 studies involving over 6,000 school-aged children.

"Ritalin and similar treatments are among the most widely studied therapies available," said Watson. "We're heartened that an overwhelming body of scientific evidence cannot just be litigated away by lawyers and anti-psychiatry advocates."

Ritalin is a mild central nervous system stimulant that helps to address the neurochemical problems underlying attention deficit hyperactivity disorder
(ADHD).

Novartis Pharmaceuticals Corporation researches, develops, manufacturers and markets leading innovative prescription drugs used to treat a number of diseases and conditions, including central nervous system disorders, organ transplantation, cardiovascular diseases, dermatological diseases, respiratory disorders, cancer and arthritis. The company's mission is to improve people's lives by pioneering novel healthcare solutions.

Located in East Hanover, New Jersey, Novartis Pharmaceuticals Corporation is an affiliate of Novartis AG (NYSE: NVS), a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD
19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71, 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #
Contact:

Gina Moran                                Denise Brashear
Novartis Pharmaceuticals Corporation      Novartis Pharmaceuticals Corporation
PH: 973-781-5567                          PH: 973-781-7336
FX: 973-781-7828                          FX: 973-781-7828
Email: regina.moran@pharma.novartis.com   Email: denise.brashear@pharma.
                                                   novartis.com

                                                      Novartis International AG
                                                      Novartis Communications
                                                      CH-4002 Basel
                                                      Switzerland

                                                      Tel +41 61 324 2200
                                                      Fax + 41 61 324 3300
                                                      Internet Address:
                                                      http://www.novartis.com

--------------------------------------------------------------------------------
            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG
--------------------------------------------------------------------------------

New survey results reinforce underdiagnosis and socioeconomic impact of Irritable Bowel Syndrome (IBS) worldwide

Important data from "Truth in IBS" (T-IBS) survey presented at the 12th World Congress of Gastroenterology meeting in Thailand

Basel, 4 March 2002 -- Novartis announced today new findings from the "Truth in IBS" (T-IBS) survey. These results show a higher incidence of abdominal surgery and highlight the substantial economic impact on health resources, number of sick days taken off from work among IBS sufferers, and the significant loss to patient quality of life due to this common condition. These results will be presented at the 12th World Congress of Gastroenterology meeting in Bangkok, Thailand.

Based on a questionnaire administered to current IBS sufferers (3,594 respondents) and a control group of non-sufferers (4,720), researchers found that current IBS sufferers visited a nurse or doctor 63% more often than non-sufferers and missed more days of work per year (5.5 vs. 3.1 days in the last year). The survey also found that there was a 32% higher incidence of abdominal surgery among IBS sufferers compared with non-sufferers.1

"The results of the T-IBS survey highlight the significant economic impact of this condition due to the need for abdominal surgery in patients with IBS, which poses an enormous burden on healthcare systems worldwide," said Pali Hungin, Professor of Primary Care and General Practice at the University of Durham in the United Kingdom. "IBS patients are forced to miss work and limit day-to-day activities reinforcing the need for an effective treatment option for the millions who suffer from the multiple symptoms of IBS."

Additional data from T-IBS highlight the personal impact this condition has on an individual's quality of life. Interviews with respondents determined that a majority of patients experienced symptoms daily, commonly more than once. Among the primary abdominal symptoms reported during an attack, which had an average duration of one hour twice per day, were pain (88%), bloating (80%) and tiredness (60%), an associated symptom underestimated in the past. Women reported higher rates of IBS symptoms overall, particularly constipation (61%).(1)

About T-IBS
The T-IBS study was conducted to assess the global prevalence and impact of IBS in eight European countries: the UK, Germany, Belgium, the Netherlands, Switzerland, Spain, Italy, France and the U.S. A telephone survey, utilising random digital dialing technology, contacted 42,065 individuals and obtained information on general health, including symptoms consistent with IBS. Overall prevalence of IBS, including patients formally diagnosed and those not formally diagnosed but with IBS symptoms, was determined to be 11.6%.(1)


About IBS
Irritable bowel syndrome (IBS) is a chronic disorder, which can be difficult to diagnose. The multiple symptoms of IBS, including abdominal pain/discomfort, bloating and constipation, easily go undetected and do not show up with common tests such as blood tests or x-rays. The prevalence of IBS differs by country. However, current findings/studies indicate that IBS affects approximately 10-20 percent of the western population(2).

It is recognized that in the West, women tend to present to doctors with symptoms of IBS more frequently than men. A female to male ratio of up to 2.4 to 1 has been reported(3). The apparently higher presentation of IBS in women is seen in all age groups and may be a reflection of the fact that women are likely to seek medical advice more often than men.

About Zelmac
Zelmac is a 5-HT4 receptor selective partial agonist that provides rapid and sustained relief for patients suffering from the multiple symptoms of abdominal pain/discomfort, bloating and constipation associated with IBS. Zelmac is approved in Australia, Switzerland and in several Latin American countries including Mexico, Argentina, Venezuela and Columbia. Novartis continues to work with the U.S. Food and Drug Administration (FDA) and the European Agency for the Evaluation of Medicinal Products (EMEA) to help bring the benefits of this important new therapy to patients in need.


The foregoing press release contains certain forward-looking statements related to the business of Novartis, which can be identified by the use of forward-looking terminology such as "will", "soon", or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Management's expectation regarding the commercial potential of tegaserod in any market could be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.



                                      # # #

References:
1. Hungin APS, et al. Symptoms and Patterns of Irritable Bowel Syndrome in the General Population - the Truth in IBS (T-IBS) Survey, The Medical and Societal Impact of Irritable Bowel Syndrome (IBS): the Truth in IBS (T-IBS) Survey. Presented at the 12th World Congress of Gastroenterology Meeting, Bangkok, Thailand.
2. Thompson, WG et al. Functional bowel disorders and functional abdominal pain. Gut 1999;45 (Suppl II): II43-II47.
3. Everhart JE, Renault PF. Irritable bowel syndrome in an office-based practice in the United States. Gastroenterology 1991;100:998-1005.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Novartis AG



Date:    April 3, 2002                      By:  /s/ RAYMUND BREU
                                                -------------------------

                                            Name:    Raymund Breu
                                            Title:   Chief Financial Officer

-----------------------------